================================================================


               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549


                            FORM 11-K

                          ANNUAL REPORT
                PURSUANT TO SECTION 15(d) OF THE
               SECURITIES AND EXCHANGE ACT OF 1934


          FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998


                   SAVINGS AND INVESTMENT PLAN
             OF E. I. DU PONT DE NEMOURS AND COMPANY
                    (FULL TITLE OF THE PLAN)


              E. I. DU PONT DE NEMOURS AND COMPANY
                       1007 MARKET STREET
                   WILMINGTON, DELAWARE  19898
   (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

================================================================

                              INDEX
                              -----

                                                         Page(s)
                                                         -------

Report of Independent Accountants .....................       4


Financial Statements:

  Statement of Net Assets Available for Plan
    Benefits, with Fund Information as of
    September 30, 1998 and 1997 .......................    5-16

  Statement of Changes in Net Assets Available
    for Plan Benefits, with Fund Information for
    the Years Ended September 30, 1998 and 1997........   17-28

  Notes to Financial Statements .......................   29-38


Supplemental Schedules*:

  Schedule I:  Schedule of Assets Held for Investment
    Purposes at September 30, 1998 ....................   39-41

  Schedule II:  Schedule of Reportable Transactions
    for the Year Ended September 30, 1998 .............      42


                            EXHIBITS
                            --------

         Exhibit
         Number                 Description
         -------                -----------

           24        Consent of Independent Accountants


----------------
*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

        Pursuant to the requirements of the Securities and Exchange Act of 1934, E. I. du Pont de Nemours and Company has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                            Savings and Investment Plan of
                            E. I. du Pont de Nemours and Company


                            Date:  March 25, 1999

                            By         /s/ June R. Cohen
                            ------------------------------------
                                     June R. Cohen
                              Director - Accounting, Benefits
                                    and Compensation

                REPORT OF INDEPENDENT ACCOUNTANTS


    To the Participants and Administrator of the Savings and Investment Plan of E. I. du Pont de Nemours and Company



        In our opinion, the financial statements as listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Savings and Investment Plan of E. I. du Pont de Nemours and Company (the "Plan") at September 30, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Admin-istrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is not a required part of the basic financial statements but is addi-tional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 22, 1999


                                                      PAGE 5

                                            SAVINGS AND INVESTMENT PLAN
                                                        OF
                                       E. I. DU PONT DE NEMOURS AND COMPANY

                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION

                                                SEPTEMBER 30, 1998
                                (Dollars in Thousands, Except Unit or Share Values)


                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------
                                                                             3-Way          DuPont
                                              Fixed          Fidelity        Asset          Common
                                              Income         Magellan      Allocation        Stock          Loan
                                               Fund            Fund           Fund           Fund           Fund
                                           -------------    -----------    ----------    -------------    --------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $1,071,887) ...............                                                    $1,757,839<Fa>
  Mutual Funds
    (Cost $1,250,097) ...............                       $558,167<Fa>
  Common/Collective Trusts
    (Cost $696,768) .................                                       $168,482
  Short-Term Investments and Cash
    (Cost $38,471) ..................      $   34,743            535             161          1,681
  Loans to Participants .............                                                                     $179,497
                                           ----------       --------        --------     ----------       --------
                                               34,743        558,702         168,643      1,759,520        179,497
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,522,067) .....       5,522,067<Fa>
                                           ----------       --------        --------     ----------       --------
    Total Investments ...............       5,556,810        558,702         168,643      1,759,520        179,497

Receivables
  Due from E. I. du Pont de Nemours
    and Company .....................          16,134          2,659             665          5,439
                                           ----------       --------        --------     ----------       --------
Net Assets Available for Plan
  Benefits ..........................      $5,572,944       $561,361        $169,308     $1,764,959       $179,497
                                           ==========       ========        ========     ==========       ========

Unit or Share Values (Note 2) .......      $   100.00       $  97.52       $   21.91     $    56.25
                                           ==========       ========        ========     ==========

-------------------------
<Fa> Represents more than 5% of the net assets available for benefits.


The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                    PAGE 6

                                          SAVINGS AND INVESTMENT PLAN
                                                      OF
                                     E. I. DU PONT DE NEMOURS AND COMPANY

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                             WITH FUND INFORMATION

                                        SEPTEMBER 30, 1998 (Continued)
                              (Dollars in Thousands, Except Unit or Share Values)



                                                                    FUND INFORMATION
                                          ---------------------------------------------------------------------
                                                                              Merrill
                                                                  Merrill      Lynch     Merrill      Merrill
                                          Merrill     Merrill      Lynch       Small      Lynch        Lynch
                                           Lynch       Lynch       Basic      Company     Int'l       Equity
                                           Global     Capital      Value       Stock      Stock        Index
                                          Holdings      Fund        Fund       Index      Index       Tier 6
                                          --------    --------    --------    -------    -------    -----------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $1,071,887) ...............
  Mutual Funds
    (Cost $1,250,097) ...............     $50,137     $ 97,609    $169,634
  Common/Collective Trusts
    (Cost $696,768) .................                                         $12,286    $6,102     $616,449<Fa>
  Short-Term Investments and Cash
    (Cost $38,471) ..................          48           94         163         12         6          590
  Loans to Participants .............
                                          -------     --------    --------    -------    ------     --------
                                           50,185       97,703     169,797     12,298     6,108      617,039
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,522,067) .....
                                          -------     --------    --------    -------    ------     --------
    Total Investments ...............      50,185       97,703     169,797     12,298     6,108      617,039

Receivables
  Due from E. I. du Pont de Nemours
    and Company .....................         307          545         896         95        54        2,141
                                          -------     --------    --------    -------    ------     --------
Net Assets Available for Plan
  Benefits ..........................     $50,492     $ 98,248    $170,693    $12,393    $6,162     $619,180
                                          =======     ========    ========    =======    ======     ========

Unit or Share Values (Note 2) .......     $ 12.97     $  31.75    $  34.50    $  9.29    $ 9.79     $  69.34
                                          =======     ========    ========    =======    ======     ========

-------------------------
<Fa> Represents more than 5% of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                        PAGE 7

                                              SAVINGS AND INVESTMENT PLAN

                                         E. I. DU PONT DE NEMOURS AND COMPANY

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                            SEPTEMBER 30, 1998 (Continued)
                                  (Dollars In Thousands, Except Unit or Share Values)



                                                                        FUND INFORMATION
                                          -----------------------------------------------------------------------------
                                          Conservative    Moderate    Aggressive
                                             Asset         Asset        Asset
                                           Allocation    Allocation   Allocation         AIM           AIM     Fidelity
                                           Portfolio     Portfolio    Portfolio    Constellation A   Value A     Fund
                                          ------------   ----------   ----------   ---------------   -------   --------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $1,071,887) ...............
  Mutual Funds
    (Cost $1,250,097) ..............                                                  $10,918        $23,394   $28,331
  Common/Collective Trusts
    (Cost $696,768) .................        $7,613       $13,830      $12,587
  Short-Term Investments and Cash
    (Cost $38,471) ..................             7            13           12             10             22        27
  Loans to Participants .............
                                             ------        ------       ------         ------        ------     ------
                                              7,620        13,843       12,599         10,928         23,416    28,358
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,522,067) .....
                                             ------        ------       ------         ------        ------     ------
    Total Investments ...............         7,620        13,843       12,599         10,928         23,416    28,358

Receivables
  Due from E. I. du Pont de Nemours
    and Company .....................            20           100          143            129            199       193
                                             ------       -------      -------        -------        ------     ------
Net Assets Available for Plan
  Benefits ..........................        $7,640       $13,943      $12,742        $11,057        $23,615   $28,551
                                             ======       =======      =======        =======        =======   =======

Unit or Share Values (Note 2) .......        $10.91        $10.64       $10.64         $25.13         $33.80    $30.00
                                             ======        ======       ======         ======        =======   =======

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 8

                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION

                                           SEPTEMBER 30, 1998 (Continued)
                                 (Dollars in Thousands, Except Unit or Share Values)



                                                                       FUND INFORMATION
                                           -------------------------------------------------------------------------
                                                                                  Franklin
                                           Fidelity    Fidelity     Fidelity      Balance                  Franklin
                                            Equity     Growth &    Low-Priced      Sheet       Franklin    Small Cap
                                            Income      Income       Stock       Investment    Growth I    Growth I
                                           --------    --------    ----------    ----------    --------    ---------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $1,071,887) ...............
  Mutual Funds
    (Cost $1,250,097) ...............      $31,297     $67,932      $50,300       $23,248       $5,907      $39,185
  Common/Collective Trusts
    (Cost $696,768) .................
  Short-Term Investments and Cash
    (Cost $38,471) ..................           30          65           48            22            5           38
  Loans to Participants .............
                                           -------     -------      -------       -------       ------      -------
                                            31,327      67,997       50,348        23,270        5,912       39,223
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,522,067) .....
                                           -------     -------      -------       -------       ------      -------
    Total Investments ...............       31,327      67,997       50,348        23,270        5,912       39,223

Receivables
  Due from E. I. du Pont de Nemours
    and Company .....................          240         486          412           188           48          429
                                           -------     -------      -------       -------       ------      -------
Net Assets Available for Plan
  Benefits ..........................      $31,567     $68,483      $50,760       $23,458       $5,960      $39,652
                                           =======     =======      =======       =======       ======      =======

Unit or Share Values (Note 2) .......      $ 49.60     $ 38.62      $ 20.63       $ 31.25       $28.58      $ 18.59
                                           =======     =======      =======       =======       ======      =======


The accompanying notes are an integral part of these financial statements.

Continued on next page




                                                       PAGE 9

                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION

                                           SEPTEMBER 30, 1998 (Continued)
                                 (Dollars in Thousands, Except Unit or Share Values)



                                                                        FUND INFORMATION
                                             -----------------------------------------------------------------------
                                             Hotchkis                             Merrill                     MFS
                                             & Wiley       Janus        Janus      Lynch         MFS         Total
                                              Int'l      Enterprise    Mercury    Growth A    Research A    Return A
                                             --------    ----------    -------    --------    ----------    --------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $1,071,887) ...................
  Mutual Funds
    (Cost $1,250,097) ...................     $26,563      $3,475      $26,102     $25,836     $18,290       $3,441
  Common/Collective Trusts
    (Cost $696,768) .....................
  Short-Term Investments and Cash
    (Cost $38,471) ......................          26           3           25          25          18            3
  Loans to Participants .................
                                              -------      ------       ------     -------      ------       ------
                                               26,589       3,478       26,127      25,861      18,308        3,444
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,522,067) .........
                                              -------      ------       ------     -------      ------       ------
    Total Investments ...................      26,589       3,478       26,127      25,861      18,308        3,444

Receivables
  Due from E. I. du Pont de Nemours
    and Company .........................         226          34          226         273         170           29
                                              -------      ------       ------     -------      ------       ------
Net Assets Available for Plan
  Benefits ..............................     $26,815      $3,512      $26,353     $26,134     $18,478       $3,473
                                              =======      ======       ======     =======      ======       ======

Unit or Share Values (Note 2) ...........     $ 20.68      $30.39       $20.10     $ 21.08      $21.45       $16.06
                                              =======      ======       ======     =======      ======       ======


The accompanying notes are an integral part of these financial statements.

Continued on next page



                                           PAGE 10


                                 SAVINGS AND INVESTMENT PLAN
                                             OF
                            E. I. DU PONT DE NEMOURS AND COMPANY

                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                    WITH FUND INFORMATION

                               SEPTEMBER 30, 1998 (Continued)
                     (Dollars in Thousands, Except Unit or Share Values)



                                                     FUND INFORMATION
                                                --------------------------
                                                Templeton        Templeton          Total
                                                Foreign I        Growth I         All Funds
                                                ---------        ---------        ----------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $1,071,887) ...................                                         $1,757,839
  Mutual Funds
    (Cost $1,250,097) ...................        $23,463          $16,327          1,299,556
  Common/Collective Trusts
    (Cost $696,768) .....................                                            837,349
  Short-Term Investments and Cash
    (Cost $38,471) ......................             23               16             38,471
  Loans to Participants .................                                            179,497
                                                 -------          -------         ----------
                                                  23,486           16,343          4,112,712
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,522,067) .........                                          5,522,067
                                                 -------          -------         ----------
    Total Investments ...................         23,486           16,343          9,634,779

Receivables
  Due from E. I. du Pont de Nemours
    and Company .........................            211              141             32,832
                                                 -------          -------         ----------
Net Assets Available for Plan
  Benefits ..............................        $23,697          $16,484         $9,667,611
                                                 =======          =======         ==========

Unit or Share Values (Note 2) ...........        $  8.45          $ 17.20
                                                 =======          =======


The accompanying notes are an integral part of these financial statements.



                                                      PAGE 11

                                            SAVINGS AND INVESTMENT PLAN
                                                        OF
                                       E. I. DU PONT DE NEMOURS AND COMPANY

                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                               WITH FUND INFORMATION

                                                SEPTEMBER 30, 1997
                                (Dollars in Thousands, Except Unit or Share Values)



                                                                     FUND INFORMATION
                                           -----------------------------------------------------------------------
                                                                             3-Way          DuPont
                                              Fixed          Fidelity        Asset          Common
                                              Income         Magellan      Allocation       Stock           Loan
                                               Fund            Fund           Fund           Fund           Fund
                                           -------------    -----------    ----------    -------------    --------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $850,991) .................                                                    $1,847,491<Fa>
  Mutual Funds
    (Cost $963,863) .................                       $571,985<Fa>
  Common/Collective Trusts
    (Cost $679,228) .................                                       $159,709
  Short-Term Investments and Cash
    (Cost $41,101) ..................      $   38,831            440             121          1,081
  Loans to Participants..............                                                                     $185,745
                                           ----------       --------        --------     ----------       --------
                                               38,831        572,425         159,830      1,848,572        185,745
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,532,584) .....       5,532,584<Fa>
                                           ----------       --------        --------     ----------       --------
    Total Investments ...............       5,571,415        572,425         159,830      1,848,572        185,745

Receivables
  Due from E. I. du Pont de Nemours
    and Company .....................          18,062          2,817             732          4,787
                                           ----------       --------        --------     ----------       --------
Net Assets Available for Plan
  Benefits ..........................      $5,589,477       $575,242        $160,562     $1,853,359       $185,745
                                           ==========       ========        ========     ==========       ========

Unit or Share Values (Note 2) .......      $   100.04       $  99.85       $   19.15     $    61.56<Fb>
                                           ==========       ========        ========     ==========

-------------------------
<Fa> Represents more than 5% of the net assets available for benefits.
<Fb> Reflects stock split which occurred on June 12, 1997.

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                    PAGE 12

                                          SAVINGS AND INVESTMENT PLAN
                                                      OF
                                     E. I. DU PONT DE NEMOURS AND COMPANY

                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                             WITH FUND INFORMATION

                                        SEPTEMBER 30, 1997 (Continued)
                              (Dollars in Thousands, Except Unit or Share Values)


                                                                    FUND INFORMATION
                                          ---------------------------------------------------------------------
                                                                              Merrill
                                                                  Merrill      Lynch     Merrill      Merrill
                                          Merrill     Merrill      Lynch       Small      Lynch        Lynch
                                           Lynch       Lynch       Basic      Company     Int'l       Equity
                                           Global     Capital      Value       Stock      Stock        Index
                                          Holdings      Fund        Fund       Index      Index       Tier 6
                                          --------    --------    --------    -------    -------    -----------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $850,991) .................
  Mutual Funds
    (Cost $963,863) .................     $83,878     $119,539    $186,304
  Common/Collective Trusts
    (Cost $679,228) .................                                         $12,487    $1,864     $584,721<Fa>
  Short-Term Investments and Cash
    (Cost $41,101) ..................          72          115         127          4         1          232
  Loans to Participants..............
                                          -------     --------    --------    -------    ------     --------
                                           83,950      119,654     186,431     12,491     1,865      584,953
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,532,584) .....
                                          -------     --------    --------    -------    ------     --------
    Total Investments ...............      83,950      119,654     186,431     12,491     1,865      584,953

Receivables
  Due from E. I. du Pont de Nemours
    and Company .....................         507          673       1,005         68        15        2,186
                                          -------     --------    --------    -------    ------     --------
Net Assets Available for Plan
  Benefits ..........................     $84,457     $120,327    $187,436    $12,559    $1,880     $587,139
                                          =======     ========    ========    =======    ======     ========

Unit or Share Values (Note 2) .......     $ 16.55     $  35.53    $  38.02    $ 11.48    $10.07     $  63.63
                                          =======     ========    ========    =======    ======     ========

-------------------------
<Fa> Represents more than 5% of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                        PAGE 13

                                              SAVINGS AND INVESTMENT PLAN

                                         E. I. DU PONT DE NEMOURS AND COMPANY

                                 STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                 WITH FUND INFORMATION

                                            SEPTEMBER 30, 1997 (Continued)
                                  (Dollars In Thousands, Except Unit or Share Values)



                                                                        FUND INFORMATION
                                          -----------------------------------------------------------------------------
                                          Conservative    Moderate    Aggressive
                                             Asset         Asset        Asset
                                           Allocation    Allocation   Allocation         AIM           AIM     Fidelity
                                           Portfolio     Portfolio    Portfolio    Constellation A   Value A     Fund
                                          ------------   ----------   ----------   ---------------   -------   --------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $850,991) .................
  Mutual Funds
    (Cost $963,863) .................                                                  $4,441        $5,342     $2,456
  Common/Collective Trusts
    (Cost $679,228) .................        $3,334        $9,026       $6,892
  Short-Term Investments and Cash
    (Cost $41,101) ..................             1             3            1              2             2          1
  Loans to Participants..............
                                             ------        ------       ------         ------        ------     ------
                                              3,335         9,029        6,893          4,443         5,344      2,457
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,532,584) .....
                                             ------        ------       ------         ------        ------     ------
    Total Investments ...............         3,335         9,029        6,893          4,443         5,344      2,457

Receivables
  Due from E. I. du Pont de Nemours
    and Company .....................            13            40           59             34            43         11
                                             ------        ------       ------         ------        ------     ------
Net Assets Available for Plan
  Benefits ..........................        $3,348        $9,069       $6,952         $4,477        $5,387     $2,468
                                             ======        ======       ======         ======        ======     ======

Unit or Share Values (Note 2) .......        $10.41        $10.53       $10.61         $31.23        $36.73     $30.19
                                             ======        ======       ======         ======        ======     ======

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 14

                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION

                                           SEPTEMBER 30, 1997 (Continued)
                                 (Dollars in Thousands, Except Unit or Share Values)



                                                                       FUND INFORMATION
                                           -------------------------------------------------------------------------
                                                                                  Franklin
                                           Fidelity    Fidelity     Fidelity      Balance                  Franklin
                                            Equity     Growth &    Low-Priced      Sheet       Franklin    Small Cap
                                            Income      Income       Stock       Investment    Growth I    Growth I
                                           --------    --------    ----------    ----------    --------    ---------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $850,991) .................
  Mutual Funds
    (Cost $963,863) .................      $16,603     $16,837      $34,459       $17,573       $2,554      $26,804
  Common/Collective Trusts
    (Cost $679,228) .................
  Short-Term Investments and Cash
    (Cost $41,101) ..................            5           5           11             6            1            9
  Loans to Participants .............
                                           -------     -------      -------       -------       ------      -------
                                            16,608      16,842       34,470        17,579        2,555       26,813
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,532,584) .....
                                           -------     -------      -------       -------       ------      -------
    Total Investments ...............       16,608      16,842       34,470        17,579        2,555       26,813

Receivables
  Due from E. I. du Pont de Nemours
    and Company .....................          141         117          225           134           23          176
                                           -------     -------      -------       -------       ------      -------
Net Assets Available for Plan
  Benefits ..........................      $16,749     $16,959      $34,695       $17,713       $2,578      $26,989
                                           =======     =======      =======       =======       ======      =======

Unit or Share Values (Note 2) .......      $ 53.04     $ 37.16      $ 25.75       $ 36.25       $27.09      $ 26.11
                                           =======     =======      =======       =======       ======      =======


The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                       PAGE 15


                                             SAVINGS AND INVESTMENT PLAN
                                                         OF
                                        E. I. DU PONT DE NEMOURS AND COMPANY

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                                WITH FUND INFORMATION

                                           SEPTEMBER 30, 1997 (Continued)
                                 (Dollars in Thousands, Except Unit or Share Values)



                                                                        FUND INFORMATION
                                             -----------------------------------------------------------------------
                                             Hotchkis                             Merrill                     MFS
                                             & Wiley       Janus        Janus      Lynch         MFS         Total
                                              Int'l      Enterprise    Mercury    Growth A    Research A    Return A
                                             --------    ----------    -------    --------    ----------    --------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $850,991) .....................
  Mutual Funds
    (Cost $963,863) .....................     $17,936      $  671       $2,053     $31,484      $8,703       $1,736
  Common/Collective Trusts
    (Cost $679,228) .....................
  Short-Term Investments and Cash
    (Cost $41,101) ......................           5                        1          10           3
  Loans to Participants .................
                                              -------      ------       ------     -------      ------       ------
                                               17,941         671        2,054      31,494       8,706        1,736
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,532,584) .........
                                              -------      ------       ------     -------      ------       ------
    Total Investments ...................      17,941         671        2,054      31,494       8,706        1,736

Receivables
  Due from E. I. du Pont de Nemours
    and Company .........................         143           4           21         219          76           11
                                              -------      ------       ------     -------      ------       ------
Net Assets Available for Plan
  Benefits ..............................     $18,084      $  675       $2,075     $31,713      $8,782       $1,747
                                              =======      ======       ======     =======      ======       ======

Unit or Share Values (Note 2) ...........     $ 24.86      $31.98       $19.18     $ 33.83      $22.69       $16.92
                                              =======      ======       ======     =======      ======       ======


The accompanying notes are an integral part of these financial statements.

Continued on next page



                                           PAGE 16


                                 SAVINGS AND INVESTMENT PLAN
                                             OF
                            E. I. DU PONT DE NEMOURS AND COMPANY

                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                                    WITH FUND INFORMATION

                               SEPTEMBER 30, 1997 (Continued)
                     (Dollars in Thousands, Except Unit or Share Values)



                                                     FUND INFORMATION
                                                --------------------------
                                                Templeton        Templeton          Total
                                                Foreign I        Growth I         All Funds
                                                ---------        ---------        ----------
Investments, at fair value
  (Notes 1, 2 and 3)
  DuPont Company Common Stock
    (Cost $850,991) .....................                                         $1,847,491
  Mutual Funds
    (Cost $963,863) .....................        $20,189          $14,157          1,185,704
  Common/Collective Trusts
    (Cost $679,228) .....................                                            778,033
  Short-Term Investments and Cash
    (Cost $41,101) ......................              6                5             41,101
  Loans to Participants .................                                            185,745
                                                 -------          -------         ----------
                                                  20,195           14,162          4,038,074
Investments, at contract value
  Fixed Income Fund
    (Contract Value $5,532,584) .........                                          5,532,584
                                                 -------          -------         ----------
    Total Investments ...................         20,195           14,162          9,570,658

Receivables
  Due from E. I. du Pont de Nemours
    and Company .........................            160               93             32,595
                                                 -------          -------         ----------
Net Assets Available for Plan
  Benefits ..............................        $20,355          $14,255         $9,603,253
                                                 =======          =======         ==========

Unit or Share Values (Note 2) ...........        $ 12.04          $ 23.92
                                                 =======          =======


The accompanying notes are an integral part of these financial statements.



                                                          PAGE 17

                                                SAVINGS AND INVESTMENT PLAN
                                                            OF
                                           E. I. DU PONT DE NEMOURS AND COMPANY
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                           PLAN BENEFITS, WITH FUND INFORMATION
                                           FOR THE YEAR ENDED SEPTEMBER 30, 1998
                                                  (Dollars in Thousands)

                                                                            FUND INFORMATION
                                              ----------------------------------------------------------------
                                                                           3-Way
                                                             Fidelity      Asset        DuPont
                                                 Fixed       Magellan    Allocation     Common
                                              Income Fund      Fund         Fund      Stock Fund    Loan Fund
                                              -----------   ----------   ----------   -----------   ---------
Investment Income
  Interest ................................   $  388,537    $      61     $     19    $      125    $ 15,103
  Dividends ...............................                    40,345                     39,781
  Distribution of Loan Interest Income ....        8,926        1,048          251         2,630     (15,103)
  Net Realized Gains (Losses) .............                    24,226       13,418       129,231
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....                   (38,246)       8,698      (310,548)
                                              ----------    ---------     --------    ----------    --------
    Total Investment Income ...............      397,463       27,434       22,386      (138,781)
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $276) ..........       39,954        5,604        1,499        11,906
  Participants ............................      119,677       21,786        5,520        35,706       2,005
  Rollovers ...............................       34,635          237           51           579
                                              ----------    ---------     --------    ----------    --------
                                                 591,729       55,061       29,456       (90,590)      2,005
                                              ----------    ---------     --------    ----------    --------
Withdrawals ...............................     (439,806)     (25,542)      (9,505)      (66,818)     (7,524)
Net Transfers Among Funds
  Loans ...................................      (54,074)      (5,096)      (1,607)      (13,093)     82,886
  Loan Principal Repayments ...............       47,003        5,724        1,528        14,053     (81,549)
  Interfund Transfers .....................     (197,546)     (39,663)     (10,491)       71,997
Assets Transferred In (Out), Net ..........       37,005       (4,139)        (677)       (2,681)     (2,005)
Affiliated Company Transfers In (Out),
  Net .....................................         (844)        (226)          42        (1,268)        (61)
                                              ----------    ---------     --------    ----------    --------
                                                (608,262)     (68,942)     (20,710)        2,190      (8,253)
                                              ----------    ---------     --------    ----------    --------
Net Increase (Decrease) ...................      (16,533)     (13,881)       8,746       (88,400)     (6,248)
Net Assets Available For Plan Benefits:
  Beginning of Year .......................    5,589,477      575,242      160,562     1,853,359     185,745
                                              ----------    ---------     --------    ----------    --------
  End of Year .............................   $5,572,944    $ 561,361     $169,308    $1,764,959    $179,497
                                              ==========    =========     ========    =========     ========


The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                          PAGE 18

                                                SAVINGS AND INVESTMENT PLAN
                                                            OF
                                           E. I. DU PONT DE NEMOURS AND COMPANY
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                           PLAN BENEFITS, WITH FUND INFORMATION
                                     FOR THE YEAR ENDED SEPTEMBER 30, 1998 (Continued)
                                                  (Dollars in Thousands)


                                                                            FUND INFORMATION
                                              -----------------------------------------------------------------------------
                                                                                     Merrill
                                              Merrill      Merrill     Merrill        Lynch        Merrill       Merrill
                                               Lynch        Lynch       Lynch         Small         Lynch         Lynch
                                               Global      Capital      Basic        Company        Int'l      Equity Index
                                              Holdings      Fund      Value Fund   Stock Index   Stock Index      Tier 6
                                              ---------   ---------   ----------   -----------   -----------   ------------
Investment Income
  Interest ................................   $      6    $     13     $     17      $     1       $    1        $     52
  Dividends ...............................      7,952       9,418       18,585
  Distribution of Loan Interest Income ....        128         186          297           28           11             743
  Net Realized Gains (Losses) .............      2,437       4,791        9,681           51          110          15,972
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....    (17,330)    (16,271)     (26,356)      (2,933)        (627)         36,918
                                              --------    --------     --------      -------       ------        --------
    Total Investment Income ...............     (6,807)     (1,863)       2,224       (2,853)        (505)         53,685
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $276) ..........        784       1,257        1,946          190           68           4,533
  Participants ............................      3,117       5,016        8,215          813          307          17,882
  Rollovers ...............................         16          36           87           37           43             302
                                              --------    --------     --------      -------       ------        --------
                                                (2,890)      4,446       12,472       (1,813)         (87)         76,402
                                              --------    --------     --------      -------       ------        --------
Withdrawals ...............................     (3,519)     (6,846)      (8,713)        (351)         (84)        (29,595)
Net Transfers Among Funds
  Loans ...................................       (697)     (1,071)      (1,396)         (95)         (21)         (3,135)
  Loan Principal Repayments ...............        784       1,030        1,627          161           48           4,331
  Interfund Transfers .....................    (27,223)    (18,754)     (19,878)       1,979        4,426         (12,829)
Assets Transferred In (Out), Net ..........       (415)       (845)        (784)                                   (2,925)
Affiliated Company Transfers In (Out),
  Net .....................................         (5)        (39)         (71)         (47)                        (208)
                                              --------    --------     --------      -------       ------        --------
                                               (31,075)    (26,525)     (29,215)       1,647        4,369         (44,361)
                                              --------    --------     --------      -------       ------        --------
Net Increase (Decrease) ...................    (33,965)    (22,079)     (16,743)        (166)       4,282          32,041
Net Assets Available For Plan Benefits:
  Beginning of Year .......................     84,457     120,327      187,436       12,559        1,880         587,139
                                              --------    --------     --------      -------       ------        --------
  End of Year .............................   $ 50,492    $ 98,248     $170,693      $12,393       $6,162        $619,180
                                              ========    ========     ========      =======       ======        ========

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                          PAGE 19

                                                SAVINGS AND INVESTMENT PLAN
                                                            OF
                                           E. I. DU PONT DE NEMOURS AND COMPANY
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                           PLAN BENEFITS, WITH FUND INFORMATION
                                     FOR THE YEAR ENDED SEPTEMBER 30, 1998 (Continued)
                                                  (Dollars in Thousands)


                                                                            FUND INFORMATION
                                              -----------------------------------------------------------------------------
                                              Conservative    Moderate    Aggressive
                                                 Asset         Asset        Asset
                                               Allocation    Allocation   Allocation         AIM           AIM     Fidelity
                                               Portfolio     Portfolio    Portfolio    Constellation A   Value A     Fund
                                              ------------   ----------   ----------   ---------------   -------   --------
Investment Income
  Interest ................................      $    1       $     1       $    3         $    2        $    3     $    3
  Dividends ...............................                                                   557         1,001      1,721
  Distribution of Loan Interest Income ....           8            28           45             24            39         33
  Net Realized Gains (Losses) .............         132           205          184            (93)           13         72
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....         140          (131)        (402)        (1,749)       (1,690)    (2,579)
                                                 ------        ------       ------         ------        ------     ------
    Total Investment Income ...............         281           103         (170)        (1,259)         (634)      (750)
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $276) ..........          42           176          251            210           272        219
  Participants ............................         152           687        1,034            869         1,128        851
  Rollovers ...............................          65            20           32             66            31         65
                                                 ------        ------       ------         ------        ------     ------
                                                    540           986        1,147           (114)          797        385
                                                 ------        ------       ------         ------        ------     ------
Withdrawals ...............................        (334)       (1,087)        (181)          (487)         (759)      (928)
Net Transfers Among Funds
  Loans ...................................         (27)          (35)        (197)           (72)         (130)       (88)
  Loan Principal Repayments ...............          38           171          226            141           240        174
  Interfund Transfers .....................       4,075         4,839        4,967          7,149        18,125     26,540
Assets Transferred In (Out), Net ..........                                   (172)           (37)          (45)
Affiliated Company Transfers In (Out),
  Net .....................................
                                                 ------        ------       ------         ------        ------     ------
                                                  3,752         3,888        4,643          6,694        17,431     25,698
                                                 ------        ------       ------         ------        ------     ------
Net Increase (Decrease) ...................       4,292         4,874        5,790          6,580        18,228     26,083
Net Assets Available For Plan Benefits:
  Beginning of Year .......................       3,348         9,069        6,952          4,477         5,387      2,468
                                                 ------        ------       ------         ------        -------    -------
  End of Year .............................      $7,640       $13,943      $12,742        $11,057        $23,615    $28,551
                                                 ======        ======       ======         ======        ======     ======

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                         PAGE 20

                                               SAVINGS AND INVESTMENT PLAN
                                                           OF
                                          E. I. DU PONT DE NEMOURS AND COMPANY
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                          PLAN BENEFITS, WITH FUND INFORMATION
                                    FOR THE YEAR ENDED SEPTEMBER 30, 1998 (Continued)
                                                 (Dollars in Thousands)


                                                                           FUND INFORMATION
                                               -------------------------------------------------------------------------
                                                                                      Franklin
                                               Fidelity    Fidelity     Fidelity      Balance                  Franklin
                                               Equity-     Growth &    Low-Priced      Sheet       Franklin    Small Cap
                                                Income      Income       Stock       Investment    Growth I    Growth I
                                               --------    --------    ----------    ----------    --------    ---------
Investment Income
  Interest ................................    $     4     $     8      $     6       $     3       $    1      $     6
  Dividends ...............................      1,515       3,304        5,415         1,513           91        1,686
  Distribution of Loan Interest Income ....         57          89           93            42            9           97
  Net Realized Gains (Losses) .............        326         599          562           223           66       (1,080)
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....     (2,877)     (2,671)     (12,095)       (3,651)         115      (13,431)
                                               -------     -------      -------       -------       ------      -------
    Total Investment Income ...............       (975)      1,329       (6,019)       (1,870)         282      (12,722)
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $276) ..........        451         681          769           394           76          791
  Participants ............................      1,956       2,835        3,595         1,673          360        3,453
  Rollovers ...............................         91         379           78            22           11          164
                                               -------     -------      -------       -------       ------      -------
                                                 1,523       5,224       (1,577)          219          729       (8,314)
                                               -------     -------      -------       -------       ------      -------
Withdrawals ...............................     (1,366)     (2,444)      (2,388)         (883)        (154)      (1,112)
Net Transfers Among Funds
  Loans ...................................       (150)       (217)        (417)         (125)         (11)        (307)
  Loan Principal Repayments ...............        369         592          611           270           67          559
  Interfund Transfers .....................     14,503      48,391       19,940         6,407        2,769       21,937
Assets Transferred In (Out), Net ..........         (9)        (22)         (83)          (73)         (18)         (25)
Affiliated Company Transfers In (Out),
  Net .....................................        (52)                     (21)          (70)                      (75)
                                               -------     -------      -------       -------       ------      -------
                                                13,295      46,300       17,642         5,526        2,653       20,977
                                               -------     -------      -------       -------       ------      -------
Net Increase (Decrease) ...................     14,818      51,524       16,065         5,745        3,382       12,663
Net Assets Available For Plan Benefits:
  Beginning of Year .......................     16,749      16,959       34,695        17,713        2,578       26,989
                                               -------     -------      -------       -------       ------      -------
  End of Year .............................    $31,567     $68,483      $50,760       $23,458       $5,960      $39,652
                                               =======     =======      =======       =======       ======      =======

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                        PAGE 21

                                              SAVINGS AND INVESTMENT PLAN
                                                          OF
                                         E. I. DU PONT DE NEMOURS AND COMPANY
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                         PLAN BENEFITS, WITH FUND INFORMATION
                                   FOR THE YEAR ENDED SEPTEMBER 30, 1998 (Continued)
                                                (Dollars in Thousands)


                                                                          FUND INFORMATION
                                               -----------------------------------------------------------------------
                                               Hotchkis                             Merrill                     MFS
                                               & Wiley       Janus        Janus      Lynch         MFS         Total
                                                Int'l      Enterprise    Mercury    Growth A    Research A    Return A
                                               --------    ----------    -------    --------    ----------    --------
Investment Income
  Interest ................................    $     3      $            $    3     $     4       $    2       $
  Dividends ...............................        697          49          337       3,502          467          268
  Distribution of Loan Interest Income ....         38           9           32          99           31            6
  Net Realized Gains (Losses) .............         (6)         36          (97)     (4,389)         167           11
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....     (5,190)       (359)        (536)    (13,346)      (1,663)        (134)
                                               -------      ------       ------     -------       ------       ------
    Total Investment Income ...............     (4,458)       (265)        (261)    (14,130)        (996)         151
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $276) ..........        415          44          193         626          255           40
  Participants ............................      1,774         164          768       2,795        1,165          176
  Rollovers ...............................         10           4           45         177           27            4
                                               -------      ------       ------     -------       ------       ------
                                                (2,259)        (53)         745     (10,532)         451          371
                                               -------      ------       ------     -------       ------       ------
Withdrawals ...............................       (485)        (67)        (255)     (2,041)        (498)        (181)
Net Transfers Among Funds
  Loans ...................................        (77)        (18)         (68)       (328)         (56)         (13)
  Loan Principal Repayments ...............        274          40          187         562          184           39
  Interfund Transfers .....................     11,356       2,935       23,706       6,926        9,629        1,511
Assets Transferred In (Out), Net ..........        (54)                      (2)       (149)         (14)          (1)
Affiliated Company Transfers In (Out),
  Net .....................................        (24)                     (35)        (17)
                                               -------      ------       ------     -------       ------       ------
                                                10,990       2,890       23,533       4,953        9,245        1,355
                                               -------      ------       ------     -------       ------       ------
Net Increase (Decrease) ...................      8,731       2,837       24,278      (5,579)       9,696        1,726
Net Assets Available For Plan Benefits:
  Beginning of Year .......................     18,084         675        2,075      31,713        8,782        1,747
                                               -------      ------       -------    -------      -------       ------
  End of Year .............................    $26,815      $3,512       $26,353    $26,134      $18,478       $3,473
                                               =======      ======       =======    =======      =======       ======

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                            PAGE 22

                                  SAVINGS AND INVESTMENT PLAN
                                              OF
                             E. I. DU PONT DE NEMOURS AND COMPANY
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                             PLAN BENEFITS, WITH FUND INFORMATION
                       FOR THE YEAR ENDED SEPTEMBER 30, 1998 (Continued)
                                    (Dollars in Thousands)



                                                       FUND INFORMATION
                                                   ------------------------
                                                   Templeton      Templeton           Total
                                                   Foreign I      Growth I          All Funds
                                                   ---------      ---------        -----------
Investment Income
  Interest ................................         $     3        $     2         $  403,993
  Dividends ...............................           2,220          2,279            142,703
  Distribution of Loan Interest Income ....              43             33
  Net Realized Gains (Losses) .............            (773)          (682)           195,393
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....          (7,772)        (4,555)          (441,271)
                                                    -------        -------         ----------
    Total Investment Income ...............          (6,279)        (2,923)           300,818
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $276)...........             426            274             74,346
  Participants ............................           1,952          1,229            248,660
  Rollovers ...............................              16             23             37,353
                                                    -------        -------         ----------
                                                     (3,885)        (1,397)           661,177
                                                    -------        -------         ----------
Withdrawals ...............................            (834)          (713)          (615,500)
Net Transfers Among Funds
  Loans ...................................            (149)          (116)
  Loan Principal Repayments ...............             297            219
  Interfund Transfers .....................           7,956          4,321
Assets Transferred In (Out), Net ..........             (34)           (39)            21,757
Affiliated Company Transfers In (Out),
  Net .....................................              (9)           (46)            (3,076)
                                                    -------        -------         ----------
                                                      7,227          3,626           (596,819)
                                                    -------        -------         ----------
Net Increase (Decrease) ...................           3,342          2,229             64,358
Net Assets Available For Plan Benefits:
  Beginning of Year .......................          20,355         14,255          9,603,253
                                                    -------        -------         ----------
  End of Year .............................         $23,697        $16,484         $9,667,611
                                                    =======        =======         ==========

The accompanying notes are an integral part of these financial statements.



                                                          PAGE 23

                                                SAVINGS AND INVESTMENT PLAN
                                                            OF
                                           E. I. DU PONT DE NEMOURS AND COMPANY
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                           PLAN BENEFITS, WITH FUND INFORMATION
                                           FOR THE YEAR ENDED SEPTEMBER 30, 1997
                                                  (Dollars in Thousands)


                                                                            FUND INFORMATION
                                              ----------------------------------------------------------------------------
                                                                           3-Way                                 Merrill
                                                             Fidelity      Asset        DuPont                    Lynch
                                                 Fixed       Magellan    Allocation     Common                    Equity
                                              Income Fund      Fund         Fund      Stock Fund    Loan Fund     Index
                                              -----------   ----------   ----------   -----------   ---------   ----------
Investment Income
  Interest ................................   $  412,675    $      83     $     24    $      168    $ 15,669    $      14
  Dividends ...............................                    17,400                     33,398
  Distribution of Loan Interest Income ....       10,451        1,246          313         2,023     (15,669)         516
  Net Realized Gains (Losses) .............                    22,929       16,577       106,469                  248,299
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....                   125,694       19,351       358,548                 (125,233)
                                              ----------    ---------     --------    ----------    --------    ---------
    Total Investment Income ...............      423,126      167,352       36,265       500,606                  123,596
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $273) ..........       42,298        6,602        1,858         8,603                    2,866
  Participants ............................      135,209       27,077        7,284        27,250                   11,749
  Rollovers ...............................       11,421          341          110         1,233                      102
                                              ----------    ---------     --------    ----------    --------    ---------
                                                 612,054      201,372       45,517       537,692                  138,313
                                              ----------    ---------     --------    ----------    --------    ---------
Withdrawals ...............................     (429,567)     (26,448)      (7,237)      (51,762)     (9,896)     (17,147)
Net Transfers Among Funds
  Loans ...................................      (63,439)      (6,825)      (1,820)      (10,862)     89,178       (1,914)
  Loan Principal Repayments ...............       53,798        6,776        1,697        11,053     (82,675)       2,888
  Interfund Transfers .....................     (317,986)    (116,973)     (34,511)      216,313                 (496,982)
Assets Transferred In (Out), Net ..........      (60,638)      (9,763)      (2,718)      (12,377)     (6,779)      (6,607)
Affiliated Company Transfers In (Out),
  Net .....................................         (156)          57            4            42          38
                                              ----------    ---------     --------    ----------    --------    ---------
                                                (817,988)    (153,176)     (44,585)      152,407     (10,134)    (519,762)
                                              ----------    ---------     --------    ----------    --------    ---------
Net Increase (Decrease) ...................     (205,934)      48,196          932       690,099     (10,134)    (381,449)
Net Assets Available For Plan Benefits:
  Beginning of Year .......................    5,795,411      527,046      159,630     1,163,260     195,879      381,449
                                              ----------    ---------     --------    ----------    --------    ---------
  End of Year .............................   $5,589,477    $ 575,242     $160,562    $1,853,359    $185,745    $       0
                                              ==========    =========     ========    =========     ========    =========


The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                          PAGE 24

                                                SAVINGS AND INVESTMENT PLAN
                                                            OF
                                           E. I. DU PONT DE NEMOURS AND COMPANY
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                           PLAN BENEFITS, WITH FUND INFORMATION
                                     FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)
                                                  (Dollars in Thousands)

                                                                            FUND INFORMATION
                                              -----------------------------------------------------------------------------
                                                                                     Merrill
                                              Merrill      Merrill     Merrill        Lynch        Merrill       Merrill
                                               Lynch        Lynch       Lynch         Small         Lynch         Lynch
                                               Global      Capital      Basic        Company        Int'l      Equity Index
                                              Holdings      Fund      Value Fund   Stock Index   Stock Index      Tier 6
                                              ---------   ---------   ----------   -----------   -----------   ------------
Investment Income
  Interest ................................   $     14    $     19     $     24      $     1       $             $     52
  Dividends ...............................      6,079      10,356       11,362
  Distribution of Loan Interest Income ....        215         233          309            5            1             261
  Net Realized Gains (Losses) .............      7,042       3,568        7,641           95            5           1,902
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....      6,594      13,872       31,374          822           16          38,903
                                              --------    --------     --------      -------       ------        --------
    Total Investment Income ...............     19,944      28,048       50,710          923           22          41,118
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $273) ..........      1,387       1,589        1,951           19            5           1,454
  Participants ............................      6,021       6,540        8,698          101           27           6,228
  Rollovers ...............................         90         154          309           17                          154
                                              --------    --------     --------      -------       ------        --------
                                                27,442      36,331       61,668        1,060           54          48,954
                                              --------    --------     --------      -------       ------        --------
Withdrawals ...............................     (4,649)     (7,743)      (6,933)          (4)          (4)         (5,413)
Net Transfers Among Funds
  Loans ...................................       (901)     (1,249)      (1,226)                                     (769)
  Loan Principal Repayments ...............      1,196       1,289        1,948           21            4           1,394
  Interfund Transfers .....................    (33,858)    (10,892)      11,059       11,482        1,826         542,983
Assets Transferred In (Out), Net ..........     (1,370)     (2,074)      (2,209)                                      (41)
Affiliated Company Transfers In (Out),
  Net .....................................         15           9           92                                        31
                                              --------    --------     --------      -------       ------        --------
                                               (39,567)    (20,660)       2,731       11,499        1,826         538,185
                                              --------    --------     --------      -------       ------        --------
Net Increase (Decrease) ...................    (12,125)     15,671       64,399       12,559        1,880         587,139
Net Assets Available For Plan Benefits:
  Beginning of Year .......................     96,582     104,656      123,037
                                              --------    --------     --------      -------       ------        --------
  End of Year .............................   $ 84,457    $120,327     $187,436      $12,559       $1,880        $587,139
                                              ========    ========     ========      =======       ======        ========

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                          PAGE 25

                                                SAVINGS AND INVESTMENT PLAN
                                                            OF
                                           E. I. DU PONT DE NEMOURS AND COMPANY
                                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                           PLAN BENEFITS, WITH FUND INFORMATION
                                     FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)
                                                  (Dollars in Thousands)

                                                                            FUND INFORMATION
                                              -----------------------------------------------------------------------------
                                              Conservative    Moderate    Aggressive
                                                 Asset         Asset        Asset
                                               Allocation    Allocation   Allocation         AIM           AIM     Fidelity
                                               Portfolio     Portfolio    Portfolio    Constellation A   Value A     Fund
                                              ------------   ----------   ----------   ---------------   -------   --------
Investment Income
  Interest ................................                    $    1
  Dividends ...............................                                                                         $   42
  Distribution of Loan Interest Income ....      $    1             3       $    4         $    2        $    2
  Net Realized Gains (Losses) .............           4            12            1             28             7         (3)
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....          65           230          201            208           179         29
                                                 ------        ------       ------         ------        ------     ------
    Total Investment Income ...............          70           246          206            238           188         68
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $273) ..........           6            11           19             14            15          4
  Participants ............................          21            50           97             57            78         22
  Rollovers ...............................                                     16                                      12
                                                 ------        ------       ------         ------        ------     ------
                                                     97           307          338            309           281        106
                                                 ------        ------       ------         ------        ------     ------
Withdrawals ...............................         (24)          (53)          (1)           (21)          (47)        (1)
Net Transfers Among Funds
  Loans ...................................          (9)                                                    (10)        (5)
  Loan Principal Repayments ...............           8            16           18             11             9          2
  Interfund Transfers .....................       3,276         8,799        6,597          4,178         5,154      2,366
Assets Transferred In (Out), Net ..........
Affiliated Company Transfers In (Out),
  Net .....................................
                                                 ------        ------       ------         ------        ------     ------
                                                  3,251         8,762        6,614          4,168         5,106      2,362
                                                 ------        ------       ------         ------        ------     ------
Net Increase (Decrease) ...................       3,348         9,069        6,952          4,477         5,387      2,468
Net Assets Available For Plan Benefits:
  Beginning of Year .......................
                                                 ------        ------       ------         ------        ------     ------
  End of Year .............................      $3,348        $9,069       $6,952         $4,477        $5,387     $2,468
                                                 ======        ======       ======         ======        ======     ======

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                         PAGE 26

                                               SAVINGS AND INVESTMENT PLAN
                                                           OF
                                          E. I. DU PONT DE NEMOURS AND COMPANY
                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                          PLAN BENEFITS, WITH FUND INFORMATION
                                    FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)
                                                 (Dollars in Thousands)


                                                                           FUND INFORMATION
                                               -------------------------------------------------------------------------
                                                                                      Franklin
                                               Fidelity    Fidelity     Fidelity      Balance                  Franklin
                                               Equity-     Growth &    Low-Priced      Sheet       Franklin    Small Cap
                                                Income      Income       Stock       Investment    Growth I    Growth I
                                               --------    --------    ----------    ----------    --------    ---------
Investment Income
  Interest ................................    $     1     $     1      $     3       $     1       $           $     2
  Dividends ...............................         71         466        1,325            54
  Distribution of Loan Interest Income ....          8           7           10             7            2            9
  Net Realized Gains (Losses) .............         17         (12)          47            21            1           77
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....        547         (91)       1,157         1,244           40        2,241
                                               -------     -------      -------       -------       ------      -------
    Total Investment Income ...............        644         371        2,542         1,327           43        2,329
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $273) ..........         54          45           80            49            8           62
  Participants ............................        253         216          412           244           42          305
  Rollovers ...............................        104          28           73             9                        63
                                               -------     -------      -------       -------       ------      -------
                                                 1,055         660        3,107         1,629           93        2,759
                                               -------     -------      -------       -------       ------      -------
Withdrawals ...............................         (8)        (28)          (9)          (20)                      (49)
Net Transfers Among Funds
  Loans ...................................                    (25)         (47)          (14)                       (5)
  Loan Principal Repayments ...............         44          39           50            33           20          117
  Interfund Transfers .....................     15,658      16,313       31,594        16,085        2,465       24,167
Assets Transferred In (Out), Net ..........
Affiliated Company Transfers In (Out),
  Net .....................................
                                               -------     -------      -------       -------       ------      -------
                                                15,694      16,299       31,588        16,084        2,485       24,230
                                               -------     -------      -------       -------       ------      -------
Net Increase (Decrease) ...................     16,749      16,959       34,695        17,713        2,578       26,989
Net Assets Available For Plan Benefits:
  Beginning of Year .......................
                                               -------     -------      -------       -------       ------      -------
  End of Year .............................    $16,749     $16,959      $34,695       $17,713       $2,578      $26,989
                                               =======     =======      =======       =======       ======      =======

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                                        PAGE 27

                                              SAVINGS AND INVESTMENT PLAN
                                                          OF
                                         E. I. DU PONT DE NEMOURS AND COMPANY
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                         PLAN BENEFITS, WITH FUND INFORMATION
                                   FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)
                                                (Dollars in Thousands)

                                                                          FUND INFORMATION
                                               -----------------------------------------------------------------------
                                               Hotchkis                             Merrill                     MFS
                                               & Wiley       Janus        Janus      Lynch         MFS         Total
                                                Int'l      Enterprise    Mercury    Growth A    Research A    Return A
                                               --------    ----------    -------    --------    ----------    --------
Investment Income
  Interest ................................    $     1                              $     2       $    1
  Dividends ...............................                                              29                    $   10
  Distribution of Loan Interest Income ....          6        $  1       $    1          15            4            1
  Net Realized Gains (Losses) .............        (18)          1           17          90           14            5
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....        317          26           61       2,999          302           38
                                               -------        ----       ------     -------       ------       ------
    Total Investment Income ...............        306          28           79       3,135          321           54
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $273) ..........         54           1            8          82           28            3
  Participants ............................        269           6           47         393          149           17
  Rollovers ...............................         37                       18          22            2            3
                                               -------        ----       ------     -------       ------       ------
                                                   666          35          152       3,632          500           77
                                               -------        ----       ------     -------       ------       ------
Withdrawals ...............................         (5)                     (16)        (53)         (49)
Net Transfers Among Funds
  Loans ...................................         (1)                      (4)        (28)                       (5)
  Loan Principal Repayments ...............         58           1            7          81           20            2
  Interfund Transfers .....................     17,366         639        1,936      28,081        8,311        1,673
Assets Transferred In (Out), Net ..........
Affiliated Company Transfers In (Out),
  Net .....................................
                                               -------        ----       ------     -------       ------       ------
                                                17,418         640        1,923      28,081        8,282        1,670
                                               -------        ----       ------     -------       ------       ------
Net Increase (Decrease) ...................     18,084         675        2,075      31,713        8,782        1,747
Net Assets Available For Plan Benefits:
  Beginning of Year .......................
                                               -------        ----       ------     -------       ------       ------
  End of Year .............................    $18,084        $675       $2,075     $31,713       $8,782       $1,747
                                               =======        ====       ======     =======       ======       ======

The accompanying notes are an integral part of these financial statements.

Continued on next page



                                            PAGE 28

                                  SAVINGS AND INVESTMENT PLAN
                                              OF
                             E. I. DU PONT DE NEMOURS AND COMPANY
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                             PLAN BENEFITS, WITH FUND INFORMATION
                       FOR THE YEAR ENDED SEPTEMBER 30, 1997 (Continued)
                                    (Dollars in Thousands)


                                                       FUND INFORMATION
                                                   ------------------------
                                                   Templeton      Templeton           Total
                                                   Foreign I      Growth I          All Funds
                                                   ---------      ---------        -----------
Investment Income
  Interest ................................         $     1        $     1         $  428,758
  Dividends ...............................                                            80,592
  Distribution of Loan Interest Income ....               8              5
  Net Realized Gains (Losses) .............               1             14            414,851
  Net Unrealized Appreciation (Deprecia-
    tion) in Fair Value of Investments ....             552            556            480,842
                                                    -------        -------         ----------
    Total Investment Income ...............             562            576          1,405,043
Contributions
  DuPont Company's Contributions (Net of
    Forfeitures Applied of $273) ..........              61             34             69,270
  Participants ............................             319            174            239,355
  Rollovers ...............................              52                            14,370
                                                    -------        -------         ----------
                                                        994            784          1,728,038
                                                    -------        -------         ----------
Withdrawals ...............................             (19)           (85)          (567,291)
Net Transfers Among Funds
  Loans ...................................             (10)           (10)
  Loan Principal Repayments ...............              44             31
  Interfund Transfers .....................          19,346         13,535
Assets Transferred In (Out), Net ..........                                          (104,576)
Affiliated Company Transfers In (Out),
  Net .....................................                                               132
                                                    -------        -------         ----------
                                                     19,361         13,471           (671,735)
                                                    -------        -------         ----------
Net Increase (Decrease) ...................          20,355         14,255          1,056,303
Net Assets Available For Plan Benefits:
  Beginning of Year .......................                                         8,546,950
                                                    -------        -------         ----------
  End of Year .............................         $20,355        $14,255         $9,603,253
                                                    =======        =======         ==========

The accompanying notes are an integral part of these financial statements.


                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                         NOTES TO FINANCIAL STATEMENTS
                 (Dollars in Thousands Unless Otherwise Noted)


NOTE 1 -- DESCRIPTION OF SAVINGS AND INVESTMENT PLAN:

  THE PLAN

        The following description of the Savings and Investment Plan of
E. I. du Pont de Nemours and Company ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

        The Plan is a defined contribution plan which was established by the Board of Directors of E.I. du Pont de Nemours and Company (the "Company") and became effective September 1, 1955. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code.

        The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual objectives, and to provide an opportunity for employees to become stockholders of the Company. The Plan is a tax qualified contributory profit sharing plan. Any employee of the Company or employee of the Company's subsidiaries or general partnerships which have adopted the Plan and who has completed at least one year of continuous service, as determined in accordance with the Company's service rules, or who has been compensated for 1,000 or more hours in a period of twelve consecutive months is eligible to participate in the Plan.

        Eligible employees may participate in the Plan by authorizing the Company to make a monthly payroll deduction ("participant's savings"). The amount deducted can be deposited into a Before-tax account, Regular account (for after-tax savings) or some combination thereof. Effective January 1, 1998, an employee may elect maximum participant's savings rates in the Plan of 22% before-tax and 22% after-tax for a total maximum savings rate of 44%. Prior to this increase, the maximum savings rates were 17% before-tax and 22% after-tax for a total maximum savings rate of 39%. The Company will contribute an amount equal to 50% of a participant's savings during a month except that no Company contribution will be made for participant's savings in excess of 6% of monthly pay. In addition, a participant is allowed to make lump sum savings deposits in cash or through payroll deduction to the Plan at any time. All of the above participant's savings and elections are subject to regulatory and Plan limitations.

        The Company may, at its option, issue DuPont common stock in lieu of cash contributions to the DuPont Common Stock Fund and also in lieu of cash dividends on DuPont common stock. The number of shares issued is based upon the cash value of the contributions and dividends divided by the market value of DuPont common stock at the end of the month of issue. Shares of DuPont common stock are allocated to participants in the DuPont Common Stock Fund based on the ratio of the amount deposited to each participant's account to the total amount contributed to the Fund.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


        A participant with less than five years of service who withdraws any matched before-tax or after-tax savings will forfeit a portion of related company contributions in accordance with specific plan provisions. Company contributions will be suspended for six months if a participant withdraws, while in-service, any matched before-tax or after-tax savings or company contributions contributed to the account during the last two years. A participant who retires from active service may elect to make an account withdrawal at any time. Required minimum distribution will begin in March of the calendar year following the later of the year in which the participant attains age 70-1/2 or the year following retirement or termination of employment.

        Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by deduction from pay or pension checks. A participant also has the right to repay the loan in full at any time without penalty.

  INVESTMENT OPTIONS

        The following investment options have been established for the invest-ment of participants' savings and Company contributions.

Fixed Income Fund
-----------------
        Investments under agreement with one or more financial institutions, including insurance companies, banks and other investment companies which provide for the return of principal in full plus the payment of interest at a predetermined rate for a specific period of time.

DuPont Common Stock Fund
------------------------
        DuPont common stock.

Loan Fund
---------
        Participants loans -- amounts transferred from other funds that are loaned to participants.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


Merrill Lynch Funds
-------------------
        A total of seven Merrill Lynch investment options are offered, each with its own investment objective:

  Mutual Funds:

    Merrill Lynch Global Holdings - seeks highest total investment return consistent with prudent risk through global diversification.

    Merrill Lynch Capital Fund - seeks highest total investment return consistent with prudent risk.

    Merrill Lynch Basic Value Fund - seeks capital appreciation and income by investing in undervalued securities, primarily equities.

    Merrill Lynch Growth A - seeks growth of capital and income by investing in undervalued securities of larger-capitalization companies.

  Index Funds:

    Merrill Lynch Small Company Stock Index - seeks to track the holdings and total return of The Russell 2000 Index.

    Merrill Lynch International Stock Index - seeks to track the holdings and total return of the Morgan Stanley Capital International EAFE (Europe, Australia and Far East) Index.

    Merrill Lynch Equity Index Tier 6 - seeks to track the holdings and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index). The Merrill Lynch Equity Index Tier 6 Trust is referred to as the Large Company Stock Index in participant communications.

    Merrill Lynch Equity Index - On July 1, 1997, the assets of the Merrill Lynch Equity Index were transferred into the Merrill Lynch Equity Index Tier 6 Trust, thereby eliminating the Equity Index from Merrill Lynch's investment line-up.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


Mutual Funds
------------
        In addition to the Merrill Lynch investment options listed above, seventeen mutual funds are also offered as investment options. Each of the mutual funds has its own investment objective and varying degrees of risk. The list of mutual funds available is:

  AIM Constellation A - seeks aggressive capital growth.

  AIM Value A - seeks long-term capital growth.

  Fidelity Fund - seeks long-term capital growth by investing primarily in common stocks and securities convertible into common stocks.

  Fidelity Equity-Income - seeks reasonable income and potential for capital appreciation by investing primarily in income-producing equity securities.

  Fidelity Growth & Income - seeks high total return.

  Fidelity Low-Priced Stock - seeks capital appreciation.

  Fidelity Magellan Fund - seeks capital appreciation by investing in securities of domestic, foreign and multinational issuers that offer potential for growth.

  Franklin Balance Sheet Investment - seeks high total return.

  Franklin Growth I - seeks capital appreciation.

  Franklin Small Cap Growth I - seeks long-term capital growth.

  Hotchkis & Wiley International - seeks current income, long-term growth of income and growth of capital.

  Janus Enterprise - nondiversified stock fund which seeks long-term growth of capital by investing in stocks of small and medium sized companies in any country.

  Janus Mercury - diversified stock fund which seeks long-term growth of capital by investing in stocks of domestic and foreign companies.

  MFS Research A - seeks long-term growth of capital and future income.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


        MFS Total Return A - seeks above-average income consistent with prudent employment of capital, and growth of capital and income.

        Templeton Foreign I - seeks long-term capital growth by investing primarily in stocks and debt obligations of companies and governments outside the United States.

        Templeton Growth I - seeks long-term capital growth by investing primarily in stocks and debt obligations of companies and governments of any nation.

Asset Allocation Fund
---------------------
Barclays 3-Way Asset Allocation Fund - seeks long-term return while controlling risk.

Asset Allocation Portfolios
---------------------------
Three Asset Allocation Portfolios are offered as investment options for balancing risk and return:

Conservative Asset Allocation Portfolio - seeks lower risk with lower potential return.

Moderate Asset Allocation Portfolio - seeks moderate risk and return.

Aggressive Asset Allocation Portfolio - seeks higher return with higher potential risk.

        The Conservative, Moderate and Aggressive Asset Allocation Portfolios are composed of other investment options which are available in the Plan. All three asset allocation portfolios have as their components the Fixed Income Fund, Merrill Lynch Small Company Stock Index Trust and the Merrill Lynch Equity Index Tier 6 Trust. The Moderate and Aggressive portfolios also include the Merrill Lynch International Stock Index. The percentage of investment in the Fixed Fund or the other Merrill Lynch investment options within each portfolio varies depending on the portfolio's investment objective.

        Participants may allocate their Before and After-Tax savings and Company contributions among all investment options at their discretion.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)



        Asset transfers out of the Plan during the year ended September 30, 1998 relate primarily to the formation of an information technology alliance with Andersen Consulting ($11,744) and the sale of New England Nuclear(NEN) life science products business to Genstar Capital LLC ($9,120). Although the alliance with Andersen Consulting and the sale of New England Nuclear were completed in June 1997, assets were not transferred out of the Plan until January 1998. Asset transfers into the Plan in the plan year ended September 30, 1998 relate primarily to the purchase of ICI's PET and PEN polyester resins and PTA chemical intermediates businesses in December 1997 ($5,095). Asset transfers out of the Plan in the Plan year ended September 30, 1997 relate primarily to the sale of the Medical Products businesses ($79,406) and formation of an information technology alliance with Computer Sciences Corporation ($10,388).

        Affiliated company transfers in(out) represent the net rollovers of participant account balances in(out) of the Plan and other Company-sponsored defined contribution benefit plans.

  ADMINISTRATION

        The designated trustee of the Plan is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Company which may designate one or more persons to operate and administer the Plan. The Company has the responsibility of appointing the trustees and the authority to designate the Plan's investment options. Reasonable expenses of administering the Plan, including, but not limited to, recordkeeping expenses, trustee fees and transactional costs may, at the election of the Plan Administrator, be paid by participants. For the years ended September 30, 1998 and 1997, such expenses were paid by the Company. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be.

        While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date in accordance with ERISA.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  INVESTMENT VALUATION AND INCOME RECOGNITION

        The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Fixed Income Fund, which is valued at contract value. The Fixed Income Fund guaranteed investment contracts, separate account portfolios and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual funds are valued at quoted market prices which represents the net asset value of shares held by the Plan at year-end. Common/collective trust funds are valued at unit value, which represents the fair value of all underlying assets as reported by the applicable custodian. Loans to participants, short-term investments and cash are valued at cost which approximates fair value. Common stock is valued at its quoted market price at year-end.

        Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund investment securities are based on average cost of the securities sold. Purchases and sales are recorded on a trade date basis.

  USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 -- INVESTMENTS

        The Fixed Income Fund consists of guaranteed investment contracts
(GIC), separate account portfolios (SAP) and synthetic guaranteed investment contracts (SYN). The crediting interest rates ranged from 5.41% to 9.71% for the year ended September 30, 1998 and from 5.41% to 10.65% for the year ended September 30, 1997. The fund's blended rate of return for the year was 7.2% in 1998 and 7.4% in 1997.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


        The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

        The contract values, which approximate the fair values of investment contracts as of September 30, 1998 and 1997, are as follows:


                                                        1998           1997
                                                     ----------     ----------
Guaranteed Investment Contracts                      $  771,975     $1,354,249
Synthetic Guaranteed Investment Contracts             3,951,688      3,397,215
Separate Account Guaranteed Investment Contracts        800,241        789,183
                                                     ----------     ----------
                                                     $5,523,904     $5,540,647
                                                     ==========     ==========

        At September 30, 1998, the total contract value of $5,523,904 includes direct participant investments of $5,522,067 and investments of $1,837 held by the Conservative, Moderate and Aggressive Allocation Portfolios. At
September 30, 1997, the total contract value of $5,540,647 includes direct participant investments of $5,532,584 and investments of $8,063 held by the Conservative, Moderate and Aggressive Allocation Portfolios.

        Included in the contract value of synthetic guaranteed investment contracts is ($212,251) and ($90,804) at September 30, 1998 and 1997,
respectively, related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.


NOTE 4 -- REALIZED AND UNREALIZED GAINS AND LOSSES

        Realized and unrealized gains and losses are calculated based upon historical cost of assets. Such gains and losses are computed on a current value basis for Form 5500. The difference may result in a differing classification between realized and unrealized but the total gain or loss will be unaffected.

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


NOTE 5 -- INCOME TAX STATUS

        The Savings and Investment Plan is a qualified plan pursuant to
Section 401(a) of the Internal Revenue Code (the "Code") and the related Trusts are exempt from federal taxation under Section 501(a) of the Code.
A favorable tax determination letter from the Internal Revenue Service dated October 26, 1995 has been received by the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.


NOTE 6 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          September 30,
                                                       1998           1997
                                                    -----------    -----------
                                                      (Dollars in Thousands)
Net assets for benefits per the financial
  statements                                        $9,667,611     $9,603,253
Less:  Amounts allocated to withdrawing
  participants                                          (5,115)        (5,488)
                                                    ----------     ----------
Net assets available for benefits per the
  Form 5500                                         $9,662,496     $9,597,765
                                                    ==========     ==========

                          SAVINGS AND INVESTMENT PLAN
                                      OF
             E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                  NOTES TO FINANCIAL STATEMENTS - (Continued)
                 (Dollars in Thousands Unless Otherwise Noted)


         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              Year Ended
                                                          September 30, 1998
                                                        ----------------------
                                                        (Dollars in Thousands)

Benefits paid to participants per the financial
  statements                                                   $615,500
Add:  Amounts allocated to withdrawing
   participants at September 30, 1998                             5,115
Less:  Amounts allocated to withdrawing
  participants at September 30, 1997                             (5,488)
                                                               --------
Benefits paid to participants per the Form 5500                $615,127
                                                               ========

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30 but not yet paid as of that date.


NOTE 7 -- RELATED PARTY TRANSACTIONS

        Certain Plan investments are shares of mutual funds and common/ collective trust funds managed by the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.


NOTE 8 -- SUBSEQUENT EVENTS

        Effective January 1, 1999, the Plan will eliminate the 1 year waiting period requirement for eligibility into the Plan.

        Effective January 1, 1999, the Plan will change the name of the Fixed Income Fund to the Stable Value Fund.

        Effective January 1, 1999, DuPont Photomasks, Inc. formed its own savings plan and will no longer participate in the Plan. Assets of $13,166 were transferred out of the Plan in January 1999 and into the DuPont Photomasks, Inc. Savings Plan.


                                                  PAGE 39

                                        SAVINGS AND INVESTMENT PLAN
                                                    OF
                           E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                                                SCHEDULE I

                        ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            SEPTEMBER 30, 1998


                                                                                                  Current
     Identity of Issue and Description of Asset                                   Cost             Value
     ------------------------------------------                                -----------      -----------
                                                                                  (Dollars in Thousands)
Aetna Life Insurance Company -- 7.21%, 12/31/25 (SYN) .................        $  131,920       $  131,920
Aetna Life Insurance Company -- 7.61%, 12/31/25 (SYN) .................           225,802          225,802
Aetna Life Insurance Company -- 9.71%, 12/1/98 (GIC) ..................            12,404           12,404
Aetna Life Insurance Company -- 9.48%, 12/1/98 (GIC) ..................            12,164           12,164
Aetna Life Insurance Company -- 8.90%, 12/9/99 (GIC) ..................            46,555           46,555
Aetna Life Insurance Company -- 8.89%, 12/1/00 (GIC) ..................            65,484           65,484
Allstate Life Insurance Company -- 8.50%, 12/1/01 (GIC) ...............           108,376          108,376
Bankers Trust -- 6.549%, 8/30/02 (SYN) ................................           251,589          251,589
Bankers Trust -- 7.52%, 12/31/25 (SYN) ................................           295,496          295,496
CDC -- 7.08%, 10/1/02 (SYN) ...........................................           288,217          288,217
CDC -- 5.79%, 9/2/04 (SYN) ............................................           149,790          149,790
Citibank -- 5.41%, 9/1/00 (SYN) .......................................           186,605          184,605
Citibank -- 7.47%, 8/1/01 (SYN) .......................................            63,662           63,662
Deutsche Bank -- 6.55%, 12/31/99 (SYN) ................................           608,346          608,346
John Hancock Mutual Life Insurance Company -- 9.4%, 12/1/98 (GIC) .....            12,081           12,081
John Hancock Mutual Life Insurance Company -- 9.0%, 12/1/99 (GIC) .....            46,910           46,910
John Hancock Mutual Life Insurance Company -- 8.89%, 12/1/99 (GIC) ....            46,521           46,521
John Hancock Mutual Life Insurance Company -- 8.31%, 12/3/01 (GIC) ....            71,746           71,746
Massachusetts Mutual Life Insurance Company -- 9.15%, 12/1/00 (GIC) ...            64,516           64,516
Metropolitan Life Insurance Company -- 9.64%, 12/1/98, (GIC) ..........            12,329           12,329
Metropolitan Life Insurance Company -- 6.90%, 7/1/00 (SAP) ............           358,726          358,726
J. P. Morgan -- 6.56%, 12/31/99 (SYN) .................................           279,171          279,171
J. P. Morgan -- 6.18%, 12/31/48 (SYN) .................................           308,890          308,890
New York Life Insurance Company -- 9.36%, 12/1/98 (GIC) ...............            12,040           12,040
New York Life Insurance Company -- 9.66%, 12/1/98 (GIC) ...............             3,697            3,697
New York Life Insurance Company -- 9.27%, 12/1/00 (GIC) ...............            54,829           54,829
New York Life Insurance Company -- 6.01%, 7/1/00 (SAP) ................           118,781          118,781
New York Life Insurance Company -- 6.01%, 12/1/00 (SAP) ...............           161,816          161,816
New York Life Insurance Company -- 6.01%, 12/1/00 (SAP) ...............           160,918          160,918
Peoples Security Life Insurance Company, a Member of the
  Capital Holdings Family -- 7.75%, 4/1/99 (SYN) ......................           308,162          308,162
Peoples Security Life Insurance Company, a Member of the
  Capital Holdings Family -- 6.80%, 1/1/00 (SYN) ......................           259,890          259,890




Continued on next page



                                                  PAGE 40

                                        SAVINGS AND INVESTMENT PLAN
                                                    OF
                           E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                                                SCHEDULE I

                        ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      SEPTEMBER 30, 1998 (Continued)


                                                                                                  Current
     Identity of Issue and Description of Asset                                   Cost             Value
     ------------------------------------------                                -----------      -----------
                                                                                  (Dollars in Thousands)
Prudential Life Insurance Company -- 8.97%, 12/1/99 (GIC) .............        $   48,675       $   48,675
Prudential Life Insurance Company -- 9.60%, 12/1/00 (GIC) .............            57,388           57,388
Prudential Life Insurance Company -- 9.01%, 12/1/99 (GIC) .............            48,822           48,822
Travelers Life Insurance Company -- 9.15%, 12/1/99 (GIC) ..............            47,445           47,445
Union Bank of Switzerland -- 7.34%, 12/31/25 (SYN) ....................           308,543          308,543
Wellington Management Company -- 6.40%, 1/1/25 (SYN) ..................           285,598          285,598
                                                                               ----------       ----------
    Total GIC, SAP and SYN<Fa> ........................................         5,523,904        5,523,904
    Less:  Fixed Income Contracts held by Asset Allocation
      Portfolios(b) ...................................................            (1,837)          (1,837)
                                                                               ----------       ----------
                                                                                5,522,067        5,522,067
                                                                               ----------       ----------
Fidelity Magellan Fund ................................................           461,166          558,167
3-Way Asset Allocation Fund ...........................................           101,103          168,482
DuPont Common Stock ...................................................         1,071,887        1,757,839
Loans to Participants (8.25%) .........................................           179,497          179,497
Short-Term Investments and Cash .......................................            38,471           38,471
Merrill Lynch Global Holdings .........................................            52,181           50,137
Merrill Lynch Capital Fund ............................................            95,157           97,609
Merrill Lynch Basic Value Fund ........................................           153,813          169,634
Merrill Lynch Small Company Stock Index ...............................            14,397           12,286
Merrill Lynch International Stock Index ...............................             6,714            6,102
Merrill Lynch Equity Index Tier 6 .....................................           540,627          616,449
Conservative Asset Allocation Portfolio<Fb> ...........................             7,407            7,613
Moderate Asset Allocation Portfolio<Fb> ...............................            13,731           13,830
Aggressive Asset Allocation Portfolio<Fb> .............................            12,788           12,587

----------------------
<Fa> GIC = Guaranteed Investment Contract; SAP = Separate Account Portfolio;
     SYN = Synthetic Guaranteed Investment Contract

<Fb> The Conservative, Moderate and Aggressive Asset Allocation Portfolios
     hold investments in Fixed Income Fund Contracts of $641, $867, and $329, respectively, totaling $1,837.



Continued on next page



                                                  PAGE 41

                                        SAVINGS AND INVESTMENT PLAN
                                                    OF
                           E. I. DU PONT DE NEMOURS AND COMPANY (THE "COMPANY")

                                                SCHEDULE I

                        ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                      SEPTEMBER 30, 1998 (Continued)


                                                                                                  Current
     Identity of Issue and Description of Asset                                   Cost             Value
     ------------------------------------------                                -----------      -----------
                                                                                  (Dollars in Thousands)
AIM Constellation A ...................................................        $   12,459       $   10,918
AIM Value A ...........................................................            24,904           23,394
Fidelity Fund .........................................................            30,880           28,331
Fidelity Equity-Income ................................................            33,627           31,297
Fidelity Growth & Income ..............................................            70,693           67,932
Fidelity Low-Priced Stock .............................................            61,238           50,300
Franklin Balance Sheet Investment .....................................            25,654           23,248
Franklin Growth I .....................................................             5,752            5,907
Franklin Small Cap Growth I ...........................................            50,375           39,185
Hotchkis & Wiley Int'l ................................................            31,435           26,563
Janus Enterprise ......................................................             3,808            3,475
Janus Mercury .........................................................            26,577           26,102
Merrill Lynch Growth A ................................................            36,182           25,836
MFS Research A ........................................................            19,651           18,290
MFS Total Return A ....................................................             3,536            3,441
Templeton Foreign I ...................................................            30,683           23,463
Templeton Growth I ....................................................            20,327           16,327
                                                                               ----------       ----------
  Total Investment Assets Held for Investment Purposes                         $8,758,787       $9,634,779
                                                                               ==========       ==========




                                                    PAGE 42

                                          SAVINGS AND INVESTMENT PLAN
                                                      OF
                                     E. I. DU PONT DE NEMOURS AND COMPANY

                                                  SCHEDULE II

                                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                     FOR THE YEAR ENDED SEPTEMBER 30, 1998
                                            (Dollars in Thousands)

                               Transactions or Series of Transactions in Excess
                          of 5% of Current Value of Plan Assets as of October 1,1997



                                                                                       Current
                                                                                      Value on
 Identity of                             Purchase                  Contract Value/   Transaction     Gain on
Party Involved   Description of Asset     Price      Sales Price    Cost of Asset       Date       Transaction
--------------   --------------------   ----------   -----------   ---------------   -----------   -----------
DuPont           Common Stock           $ 637,900                   $   637,900      $  637,900

DuPont           Common Stock                          $530,263         401,032         530,263     $129,231

Merrill Lynch    Pending Settlement       993,831                       993,831         993,831

Merrill Lynch    Pending Settlement                     992,765         992,765         992,765

Fixed Income     Deutsche Bank, PIM-
                 DUP-1,7.55%,12/31/25     792,272                       792,272         792,272

Fixed Income     Deutsche Bank, PIM-
                 DUP-1,7.55%,12/31/25                   624,780         624,780         624,780

Fixed Income     Bankers Trust,94-747     275,818                       275,818         275,818
                 7.52%,12/31/25

Fixed Income     Bankers Trust,94-747                   220,000         220,000         220,000
                 7.52%,12/31/25


                                  EXHIBIT 24


                      CONSENT OF INDEPENDENT ACCOUNTANTS



        We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-36339) of E. I. du Pont de Nemours and Company of our report dated March 22, 1999, which appears on page 4 of this Form 11-K.




PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
March 25, 1999